UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

ViewCast.com, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
926713 10 8
(CUSIP Number)
Richard L. Waggoner, Gardere Wynne Sewell LLP,
1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4510
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 4, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	926713108

1	NAMES OF REPORTING PERSONS Horace T. Ardinger, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		7,312,888

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,802,270

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,312,888

WITH	10	SHARED DISPOSITIVE POWER

		19,802,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,296,659

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	52.1%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	926713108

1	NAMES OF REPORTING PERSONS Ardinger Family Partnership, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		18,896,020

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,896,020

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,896,020

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.4%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	926713108

1	NAMES OF REPORTING PERSONS Beverly Ardinger Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,896,020

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

18,896,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,896,020

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.4%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	926713108
This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D filed by Horace T. Ardinger, Jr. with the Securities and Exchange Commission (the “Commission”) on April 20, 1999, as amended by (i) Amendment No. 1 to Schedule 13D filed with the Commission on December 20, 2006 (which added the Ardinger Family Partnership, Ltd. (the “Ardinger Family Partnership”) and Beverly Ardinger Brown as reporting persons) and (ii) Amendment No. 2 to Schedule 13D filed with the Commission on February 14, 2007 (as amended, the “Statement”), regarding the common stock, par value $0.0001 per share (the “Common Stock”), of ViewCast.com, Inc., a Delaware corporation (the “Company”). This Amendment reflects (i) the Ardinger Family Partnership’s exercise of previously outstanding warrants for 2,500,000 shares of Common Stock, and (ii) a decrease in the number of shares of Common Stock issuable upon a conversion of the 80,000 shares of the Company’s Series E Convertible Redeemable Preferred Stock held by the Ardinger Family Partnership (the “Series E Shares”).
The Statement is hereby amended as follows:
Item 3. Source and Amount of Funds or other Consideration.
Item 3 of the Statement is amended by adding the following paragraphs to the end:
On March 4, 2009, the Ardinger Family Partnership acquired 2,500,000 shares of Common Stock for $940,000, or $0.376 per share, by exercise of the Warrant to Purchase Common Stock, dated December 11, 2006, issued by the Company to the Ardinger Family Partnership (the “Warrant”). The Ardinger Family Partnership used its working capital to fund the exercise of the Warrant.
On December 12, 2008, in accordance with the Company’s Certificate of Designations of Series E Convertible Redeemable Preferred Stock, the conversion price of the Series E Shares increased to $0.60 per share of Common Stock. This adjustment to the conversion price decreases the number of shares of Common Stock issuable upon conversion a of the Series E Shares from 15,686,275 to 13,333,333.
Item 4. Purpose of Transaction.
Item 4 of the Statement is amended by adding the following paragraph as the next to last paragraph:
On March 4, 2009, the Ardinger Family Partnership acquired 2,500,000 shares of Common Stock for $940,000, or $0.376 per share, by exercise of the Warrant.

CUSIP No.	926713108
Item 5. Interest in Securities of the Issuer.
Section (a) of Item 5 is hereby amended and restated as follows:
(a)	The following chart reflects the number of shares of Common Stock beneficially owned by each of Horace T. Ardinger, Jr., Beverly Ardinger Brown and the Ardinger Family Partnership and the percentage of the outstanding shares of Common Stock that such shares represent:

	Shares Beneficially	Percentage of
Name	Owned	Outstanding Shares

Horace T. Ardinger, Jr.	27,296,659	52.1%

Beverly Ardinger Brown	18,896,020	39.4%

Ardinger Family Partnership	18,896,020	39.4%
The percentage calculations are based upon 32,158,389 shares of Common Stock outstanding on October 31, 2008, which is the number of shares of Common Stock reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2008, plus the 2,500,000 shares of Common Stock issued to the Ardinger Family Partnership upon the exercise of the Warrant. Horace T. Ardinger, Jr. and Beverly Ardinger Brown are each general partners of the Ardinger Family Partnership so each is shown as beneficially owning the 18,896,020 shares beneficially owned by the Ardinger Family Partnership.

CUSIP No.	926713108
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended by adding the following to the end:
On February 27, 2009, the Company and the Ardinger Family Partnership amended the Warrant by entering into the First Amendment to Warrant to Purchase Common Stock (the “Warrant Amendment”). The Warrant Amendment reduces the per share warrant exercise price to the average closing price of the Common Stock on the Over-The-Counter Bulletin Board for the five consecutive trading days ending on February 27, 2009 in exchange for the Ardinger Family Partnership agreeing to exercise the Warrant on or prior to March 5, 2009. The reduced exercise price was $0.376 per share. A copy of the Warrant Amendment is attached hereto as Exhibit 1 and incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
Exhibit 1 — First Amendment to Warrant to Purchase Common Stock
SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 25, 2009	/s/	Horace T. Ardinger, Jr.

Horace T. Ardinger, Jr.

ARDINGER FAMILY PARTNERSHIP, LTD.

	By:	/s/ Horace T. Ardinger, Jr.

Horace T. Ardinger, Jr., General Partner

	/s/	Beverly Ardinger Brown

Beverly Ardinger Brown

CUSIP No.	926713108
EXHIBIT INDEX
Exhibit 1 — First Amendment to Warrant to Purchase Common Stock